

August 10, 2021

Donald G. Basile
Co-Chief Executive Officer
Roman DBDR Tech Acquisition Corp.
2877 Paradise Rd. #702
Las Vegas, NV 89109

> **Re: Roman DBDR Tech Acquisition Corp.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 21, 2021**
> **File No. 001-39687**

Dear Dr. Basile:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to our prior comments 1 and 13 and your revised disclosure on page 165 that initially you expect the Arculus platform to support transactions in Bitcoin, Bitcoin Cash and Ethereum. You also state that you may add additional cryptocurrencies and other digital assets in the future. Please explain what methodology or process you have used and will use to determine if a digital asset is a security before it is included on your platform. In doing so, please clarify your disclosure to explain how you identify "other Cryptocurrencies characterized as securities under the federal securities laws." In addition, please revise your risk factors to disclose, if accurate, that the legal test to determine whether a digital asset is a security is different from the analysis you perform, which is not a legal standard and is only a risk-based assessment that does not preclude legal or regulatory action based on the presence of a security.

2. Please also include separate risk factor disclosure addressing the risks of operating as an unregistered broker-dealer.

3. We note your response to our prior comment 5 and reissue in part. You continue to refer to the annexes to the merger agreement as "substantially in the form attached as Annex ...." You also respond that you do not believe these Annexes are material to an investor's understanding of the merger transaction. Please provide us with your analysis of why you believe these agreements are not material and remove all statements that you have included full copies of the annexes to the merger agreement in the filing. In the alternative, please include the annexes in the proxy statement.

4. We note your response to our prior comment 6 and reissue in part. You have confirmed in your response that the deferred underwriting fees remain constant and are not adjusted based on redemptions. Please revise your disclosure to quantify the effective underwriting fee on a percentage basis for shares at the minimum and maximum redemption levels.

Projected Financial Information, page xxxv

5. Please revise your disclosure here to clarify whether and to what extent the projections accounted for the regulatory uncertainty associated with the products and services you intend to provide through the Arculus platform. If so, please explain how that uncertainty was addressed in the projections. If not, please clarify accordingly and explain why the uncertainty did not impact the projections.

CompoSecure relies on third-party partners, page 21

6. We note your response to our prior comment 31. Please revise your disclosure here to describe more explicitly what you mean by "liability relating to regulatory matters" so that a reader has a clear understanding of the potential liabilities associated with your platform and its partnerships.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

7. We acknowledge your response to our prior comment 16. Please address the following:
    - We note from your response to our prior comment 16 that certain members of CompoSecure LLC have Class A Units, which provide for 10 votes per unit, and the remaining members have Class B Units, which provide for one vote per unit. Please tell us the identity, unitholdings of the Class A Unitholders, and the percentage of votes that those unitholdings command. Similarly, tell us the identity, holdings, and voting percentage of significant CompoSecure Holders holdings of Class B Common Stock of the issuer and Class B Units of CompoSecure LLC.
    - Please describe to us how the members of Board of Managers are nominated, how they are elected, and whether there is any requirement for a member(s) to be independent.
    - Please tell us whether there remains a managing member to CompoSecure Holdings, LLC, and if so, what actions the managing member may take unilaterally.

- Please describe to us any constraints or restrictions on the ability of the holders of the Class A or B Units in CompoSecure Holdings LLC to sell or transfer their units.

Certain Projected Financial Information, page 97

8. We acknowledge your response to our prior comment 26. You disclose on page xxxv that projected financial information covering periods beyond 12 months from its date of preparation carries higher levels of uncertainty. Please tell us how you determined that it is appropriate to include projections beyond 12 months from the date of preparation for the Aculus business given no operating history. Refer to Item 10(b)(2) of Regulation S-K.

9. Please tell us whether your longer-term projections are based on the simple assumptions disclosed in the registration statement, or are based on more detailed analysis.

10. Your projected net revenue evolution disclosed on page xxxvii appears to rely increasingly on the development of additional products and services beyond the Arculus Key card and Arculus Wallet for expected growth in 2024 and 2025. Please describe for us, and disclose, the additional products and services to be developed and the assumptions regarding the additional products and services included in your longer term projections.

Summary of CompoSecure's Business, page 150

11. We note your response to our prior comments 29 and 30 and your disclosure that you have entered into partnering arrangements with Simplex and Changelly. Please disclose the material terms of these agreements in your proxy statement and explain how your products and services will interact with these third parties to facilitate trading of digital assets. Finally, revise to state as you have done in your response letter that all trading activity will take place solely through the partners.

12. We note your response to our prior comment 30 and your revised disclosure that the market capitalization figures include all Cryptocurrencies, including stablecoins and tokens. Please revise your definition of Cryptocurrency to clarify whether or not it includes stablecoins and tokens and to more clearly define which digital assets are included within the term and which are not included. Please also revise your market capitalization disclosure to ensure that it is clear what you mean when you refer to the top 200 Cryptocurrencies and total Cryptocurrency market.

Government Regulations, page 164

13. We note your response to our prior comment 14 and your disclosure that CompoSecure conducts operations in the US, the UK, the EU and Asia. Please provide a summary of any material government regulations to which CompoSecure is subject in each of the mentioned jurisdictions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Rolf Sundwall at (202) 551-3105 or David Irving at (202) 551- 3321 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief at (202) 551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Anthony J. McCusker, Esq.